Exhibit 99.1

FORM 51-102F3
Material Change Report

Item 1:	Name and Address of Company Copernic Inc. (formerly Mamma.com Inc.) (the “Company”) 360 rue Franquet, bureau 60 Québec, QC G1P 4N3

Item 2:	Date of Material Change October 20, 2010

Item 3:	News Release Attached as Schedule “A” is the press release in respect of the material change.

Item 4:	Summary of Material Change The Company hereby announces that its wholly-owned subsidiary, Comamtech Inc., has entered into a definitive arrangement agreement with DecisionPoint Systems, Inc.

Item 5:
Full Description of Material Change

The Company announces that its wholly-owned subsidiary, Comamtech Inc. (“Comamtech”), has entered into a definitive arrangement agreement (the “Arrangement Agreement”) with DecisionPoint Systems, Inc. (“DNPI”), with respect to an arrangement (the “Arrangement”) to acquire all the outstanding shares of DNPI in a reverse take-over. All dollar amounts referred to herein are U.S. dollars unless otherwise stated.

The Arrangement will be completed by way of a plan of arrangement under Section 182 of the Business Corporations Act (Ontario) (the “Plan of Arrangement”) and provides for the amalgamation of DNPI with 2259736 Ontario Inc., a wholly-owned subsidiary of Comamtech. In consideration for the amalgamation, shareholders of DNPI will exchange all of their shares of DNPI into common shares of Comamtech, except that DNPI shareholders holding DNPI preferred shares will exchange such shares for preferred shares of Comamtech, which in turn, shall be convertible into common shares of Comamtech.

In addition, the outstanding DNPI options and warrants to purchase DNPI’s existing common shares under DNPI’s existing stock option plans and outstanding warrant agreements will be exchanged for equivalent options and warrants to purchase common shares of Comamtech.

After the closing of the previously announced arrangement between

Copernic, Comamtech and N. Harris Computer Corporation (“Harris”) as a result of the Arrangement with DNPI, shareholders, warrant and option holders of DNPI will hold approximately 70.6% of the issued and outstanding shares of Comamtech, on a fully-diluted basis. The transaction outlined in the Plan of Arrangement, subject to various conditions, is expected to close prior to the end of the year.

The Board of Directors of Comamtech has unanimously approved the Arrangement and has determined that the Arrangement is in the best interest of the shareholders of Comamtech and recommends that the shareholders of Comamtech approve the Arrangement. This recommendation is based in part on a fairness opinion prepared by ModelCom Inc. (“ModelCom”). ModelCom was retained to provide an opinion as to the fairness of the Arrangement from a financial point of view to the shareholders of Comamtech and has determined that the proposed transaction is fair from a financial point of view to the shareholders of Comamtech.

Completion of the Arrangement will be subject to certain customary conditions, including approval of the Arrangement by not less than 66 2/3 percent of the votes cast at a special meeting of the shareholders of Comamtech. The shareholders of Comamtech will be asked, at the special meeting, to approve the continuance of Comamtech under the General Corporation Law of the State of Delaware. The completion of the Arrangement is also subject to court approvals, the approval of the amalgamation by DNPI shareholders, the closing of the transaction with Harris and certain regulatory approvals. Copernic’s shareholders are cautioned that the failure to occur of any of these conditions, as well as others as outlined in the Arrangement Agreement, will result in the termination of the Arrangement Agreement. Pursuant to the Arrangement Agreement, Comamtech has agreed to pay DNPI a termination fee of $500,000 in certain circumstances if the proposed Arrangement is not completed. DNPI, likewise, has agreed to pay Copernic a termination fee of $500,000 in the event of a material breach or non performance by DNPI of its obligations under the Arrangement Agreement. The Arrangement Agreement also contains mutual non-solicitation covenants and mutual rights to match any superior proposal.

As previously announced, Comamtech and Copernic were actively seeking a business acquisition intended to facilitate the continued listing of shares on Nasdaq Capital Markets (“Nasdaq”). Comamtech and Copernic have been advised by Nasdaq that a delisting letter will be issued in connection with the Harris transaction after which Comamtech may file an appeal. On the basis of the prospective transaction with DNPI, Comamtech expects to successfully appeal the delisting letter and meet the applicable Nasdaq requirements for continued listing and trading of shares.

Comamtech will in due time mail an information circular and proxy statement (the “Information Circular”) in connection with the

Arrangement. The Arrangement will be considered by the shareholders of Comamtech at a special meeting of Comamtech shareholders to be held at the time and location to be set forth in the Information Circular. The Information Circular will contain details concerning the Arrangement, including the conditions and procedures for it to become effective and will include a copy of ModelCom’s fairness opinion. The shareholders of Comamtech are urged to carefully review the Information Circular and accompanying materials as they will contain important information regarding the Arrangement and their rights and entitlements in connection therewith.

At the completion of the transaction, the current DNPI Board of Directors along with Messrs. Ferland and Yelin will form the new Board of Directors for the merged entity which at that time will be named DecisionPoint Systems, Inc. Mr. Nicolas Toms the current Chairman and CEO of DNPI will continue his functions with the new Company.

Item 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 The report is not being filed on a confidential basis.

Item 7:	Omitted Information No information has been omitted

Item 8:	Executive Officer Name: Marc Ferland Title: Chief Executive Officer Telephone: 418-527-0528

Date of Report: October 29, 2010

SCHEDULE “A”

Press Release